Arrived SFR Genesis Fund, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

VIA EDGAR

May 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Isabel Rivera

Re:	Arrived Seattle Fund, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed April 28, 2025

File No. 024-12606

Dear Ms. Rivera:

The Company filed the above-referenced Offering Statement on Form 1-A on April 28, 2025. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on May 19, 2025 at 9:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ John Rostom
John Rostom

cc:	David Roberts, Esq.